As filed with the Securities and Exchange Commission on September 21, 2005


                                                               FILE NO. 70-10270

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 5

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                         ------------------------------

                              Allegheny Energy, Inc.
                            Monongahela Power Company
                      Allegheny Energy Service Corporation
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                     --------------------------------------


                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


 (Name of top registered holding company parent of each applicant or declarant)

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                connection with this Application-Declaration to:



Kathryn L. Patton                       Clifford M. Naeve
Deputy General Counsel                  William C. Weeden
Allegheny Energy, Inc.                  Kathleen L. Barron
800 Cabin Hill Drive                    Skadden, Arps, Slate, Meagher & Flom LLP
Greensburg, PA  15601                   1440 New York Avenue, NW
                                        Washington, D.C. 20005

     Applicants hereby amend the Application-Declaration they filed with the Securities and Exchange Commission in this matter on December 1, 2004, as amended December 22, 2004, June 14, 2005, August 26, 2005, and September 15, 2005, by deleting the last paragraph of Item 4 and by amending Item 1.C. as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTION

                                      * * *

C.   Description of the Buyer

     The Buyer is a West Virginia limited partnership, all of whose voting securities will be owned by a West Virginia limited liability company that will be formed and named prior to closing (for purposes of this Application this company is referred to as "Mountaineer Holdings LLC"). IGS Utilities LLC, a West Virginia limited liability company, will own 90.1 percent of the voting securities of Mountaineer Holdings LLC, and wholly-owned subsidiary companies of ArcLight Capital Partners, LLC ("ArcLight") will own the remaining 9.9 percent of those voting securities. The Buyer has been formed for the sole purpose of acquiring 100 percent of Mountaineer's common stock and the Related Assets. The principals of IGS Utilities LLC have been involved in the natural gas industry since the mid-1980s. ArcLight is a privately held energy infrastructure investment firm with more than $2.5 billion under management. Based upon discussions with the Buyer, Applicants understand that the Buyer, Mountaineer Holdings LLC, and IGS Utilities LLC each will request exemption under Section 3(a)(1) under the Act pursuant to Rule 2. Applicants further understand that ArcLight has concluded that because it will indirectly own only 9.9 percent of Mountaineer's voting securities, neither it nor any of its subsidiary companies or affiliates will become a holding company under Section 2(a)(7)(A) of the Act through participating in the transaction.


                                      * * *

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicants have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.



Date:    September 21, 2005

                                             Allegheny Energy, Inc.


                                             By:       /s/ Kathryn L. Patton
                                                      ----------------------
                                             Title:   Deputy General Counsel of
                                                      Allegheny Energy, Inc.

                                             Monongahela Power Company


                                             By:      /s/ Kathryn L. Patton
                                                      ---------------------
                                              Title:   Deputy General Counsel of
                                                       Monongahela Power Company






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